SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar		2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1200	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1200	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2007	2 - PREVIOUS QUARTER 3/31/2007	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2006
Paid-in Capital
1 - Common	34,505,473	34,501,039	34,510,938
2 - Preferred	27,936,251	29,957,173	31,381,926
3 - Total	62,441,724	64,458,212	65,892,864
Treasury share
4 - Common	22,001	109,379	13,725
5 - Preferred	119,935	1,390,615	892,309
6 - Total	141,936	1,499,994	906,034

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	6/18/2007	Interest attributed to shareholders’ equity	6/29/2007	Common	0.0032400000
02	RCA	6/18/2007	Interest attributed to shareholders’ equity	6/29/2007	Preferred	0.0035640000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	4/27/2007	5,716,087	248,787	Capital Reserve	174,005	0.0000000000
02	5/8/2007	5,964,874	12,000	Capital Reserve	0	0.0000000000
03	6/26/2007	5,976,874	128,333	Private Subscription in cash	123,370	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	Total assets	30,608,909	30,875,502
1.01	Current assets	2,936,559	3,198,326
1.01.01	Available funds	369,152	726,494
1.01.01.01	Cash and cash equivalents	369,152	726,494
1.01.02	Credits	853,009	869,727
1.01.02.01	Trade accounts receivable	459,175	474,664
1.01.02.02	Sundry Credits	393,834	395,063
1.01.02.02.01	Short term investments	0	0
1.01.02.02.02	Recoverable taxes	393,834	395,063
1.01.03	Inventories	670,769	603,642
1.01.03.01	Finished products	144,324	136,631
1.01.03.02	Work in process	48,884	48,020
1.01.03.03	Raw materials	242,169	209,057
1.01.03.04	Production materials	165,230	147,134
1.01.03.05	Supplies and other	78,031	75,413
1.01.03.06	Provision for losses	(7,869)	(12,613)
1.01.04	Other	1,043,629	998,463
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	27,540	40,203
1.01.04.02	Deferred income and social contribution taxes	598,913	528,052
1.01.04.03	Prepaid expenses	232,848	263,893
1.01.04.04	Deferred result of financial instruments	122,218	74,250
1.01.04.05	Other assets	62,110	92,065
1.02	Non-current assets	27,672,350	27,677,176
1.02.01	Long-term assets	4,151,049	4,265,201
1.02.01.01	Sundry Credits	2,924,002	3,060,004
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	345,600	332,187
1.02.01.01.02	Advances to employees for purchase of shares	53,905	58,337
1.02.01.01.03	Deferred income and social contribution taxes	2,524,497	2,669,480
1.02.01.02	Credits with Related Parties	874,448	838,932
1.02.01.02.01	Associated companies	874,448	838,932
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	352,599	366,265
1.02.01.03.01	Assets held for sale	58,642	70,699
1.02.01.03.02	Prepaid expenses	124,507	125,495
1.02.01.03.03	Assets surplus - AmBev Institute	17,000	17,000
1.02.01.03.04	Other assets	152,450	153,071
1.02.02	Permanent Assets	23,521,301	23,411,975
1.02.02.01	Investments	18,445,600	20,541,345
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1.02.02.01.03	Interest in Subsidiaries	17,886,462	18,345,688
1.02.02.01.04	Interest in Subsidiaries - goodwill	543,036	2,179,555
1.02.02.01.05	Other investments	16,102	16,102
1.02.02.02	Property, plant and equipment	2,650,910	2,543,476
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	2,424,791	327,154

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	Total liabilities	30,608,909	30,875,502
2.01	Current liabilities	5,768,891	5,487,403
2.01.01	Loans and financings	1,232,081	998,510
2.01.02	Debentures	61,051	63,903
2.01.03	Trade accounts payable	586,470	502,700
2.01.04	Taxes, charges and contributions	585,328	595,442
2.01.04.01	Income and social contribution taxes	152,335	77,977
2.01.04.02	Other taxes and contributions payable	432,993	517,465
2.01.05	Dividends payable	99,564	46,084
2.01.05.01	Dividends payable	10,515	17,404
2.01.05.02	Provision for interest attributed to shareholders’ equity	89,049	28,680
2.01.06	Provisions	84,209	59,566
2.01.07	Accounts payable to related parties	2,270,836	2,368,989
2.01.08	Other	849,352	852,209
2.01.08.01	Unrealized loss on derivatives	421,752	388,184
2.01.08.02	Marketing accounts payable	177,927	163,604
2.01.08.03	Other liabilities	55,513	133,863
2.01.08.04	Payroll, profit sharing and related charges	194,160	166,558
2.02	Non-current liabilities	7,028,037	6,675,093
2.02.01	Long-term liabilities	6,875,914	6,522,902
2.02.01.01	Loans and financings	2,747,956	2,754,188
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	458,161	498,873
2.02.01.03.01	For contingencies	458,161	498,873
2.02.01.04	Accounts payable to related parties	635,646	676,632
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	969,071	528,129
2.02.01.06.01	Deferral of taxes on sales	425,041	416,585
2.02.01.06.02	Provision for medical assistance benefits/Other	91,841	89,406
2.02.01.06.03	Deferred income tax and social contribution	20,670	21,720
2.02.01.06.04	Provision for net liabilities of subsidiaries	431,102	0
2.02.01.06.05	Other liabilities	417	418
2.02.02	Future taxable income	152,123	152,191
2.04	Shareholders' equity	17,811,981	18,713,006
2.04.01	Paid-in capital stock	6,105,207	5,716,087
2.04.02	Capital reserve	9,681,922	11,154,065
2.04.02.01	Premium paid in the issuance of shares	9,263,679	12,310,042
2.04.02.02	Tax incentives	610,781	594,392
2.04.02.03	Treasury shares	(192,538)	(1,750,369)
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit reserves	985,274	1,196,220
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	776,442	987,388
2.04.04.02.01	For Investments	776,442	987,388
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated losses	1,039,559	645,860
2.04.06	Advances for future capital increase	19	774

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	Gross sales and/or services	5,449,930	11,519,992	4,942,905	10,425,507
3.02	Gross sales deductions	(2,893,002)	(6,120,614)	(2,648,892)	(5,593,056)
3.03	Net sales and/or services	2,556,928	5,399,378	2,294,013	4,832,451
3.04	Cost of sales and/or services	(935,821)	(1,926,900)	(870,024)	(1,811,615)
3.05	Gross profit	1,621,107	3,472,478	1,423,989	3,020,836
3.06	Operating Expenses/Income	(1,077,752)	(2,096,270)	(817,258)	(1,623,768)
3.06.01	Selling	(498,940)	(950,184)	(451,422)	(841,573)
3.06.02	General and administrative	(216,320)	(482,673)	(213,064)	(417,686)
3.06.02.01	Administrative Expenses	(94,032)	(210,915)	(110,564)	(201,447)
3.06.02.02	Management fees	(9,155)	(209)	(5,274)	11,969
3.06.02.03	Provisions for contingencies	42,229	17,229	39,493	49,919
3.06.02.04	Depreciation and amortization	(155,362)	(288,778)	(136,719)	(278,127)
3.06.03	Financial	(169,599)	(352,034)	(232,898)	(255,407)
3.06.03.01	Financial income	102,306	162,393	22,148	43,010
3.06.03.02	Financial expenses	(271,905)	(514,427)	(255,046)	(298,417)
3.06.04	Other operating income	76,031	127,810	86,411	121,146
3.06.05	Other operating expenses	(85,459)	(171,672)	(7,414)	(20,882)
3.06.06	Equity on earnings (losses) of investees	(183,465)	(267,517)	1,129	(209,366)
3.07	Operating income	543,355	1,376,208	606,731	1,397,068
3.08	Non-operating income, net	6,196	15,646	4,976	9,943
3.08.01	Non-operating income	7,675	17,315	4,976	20,501
3.08.02	Non-operating expenses	(1,479)	(1,669)	0	(10,558)
3.09	Income before taxes/profit sharing	549,551	1,391,854	611,707	1,407,011

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.10	Provision for income and social contribution taxes	1,525	(26,009)	62,639	14,042
3.11	Deferred income tax	(73,072)	(274,017)	(145,507)	(231,173)
3.12	Statutory profit sharing/contributions	(29,296)	2,739	(45,569)	(50,711)
3.12.01	Profit sharing	(29,296)	2,739	(45,569)	(50,711)
3.12.01.01	Employees	(27,483)	3,411	(36,219)	(58,639)
3.12.01.02	Management	(1,813)	(672)	(9,350)	7,928
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net Income/Loss for the Period	448,708	1,094,567	483,270	1,139,169
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	62,299,788	62,299,788	64,986,830	64,986,830
	EARNINGS PER SHARE (Reais)	0.00720	0.01757	0.00744	0.01753
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1. OUR GROUP AND OPERATIONS

a) Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange - BOVESPA and on the New York Stock Exchange - NYSE, as American Depositary Receipts - ADRs.

b) Main events occurred in 2007 and 2006

(i) Merger of the subsidiary Beverage Associates Holding Ltd. (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs in both companies involved. The future goodwill amortization recorded by AmBev, in the amount of R$2,331,089, based on future profitability will be, after the merger, deemed as deductible for tax purposes, pursuant to the tax legislation. Since BAH was a wholly-owned subsidiary of AmBev, there was no issuance of shares in the merger.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Sale and purchase Agreement related to Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Ltda. ("Goldensand"), Cintra’s parent company, owing 95.89% of the total shares. The amount paid for the purchase was R$43,167 and resulted in goodwill in the amount of R$548,679 to be amortized within 10 years.

In addition, the Company also acquired 4.11% of Cintra’s shares, through a subsidiary, at the acquisition price of R$6,482, resulting in goodwill of R$21,025 to be amortized within 10 years. These transactions did not include the acquisition of Cintra’s brands and distribution assets, which may be included in the deal according to the seller’s discretion. The closing of this transaction was held on April 17, 2007.

Initial Consolidated Balance Sheet of Goldensand:

04.17.07
Current assets	32,742
Long-term assets	18,905
Property, plant and equipment	154,550
Current liabilities	58,358
Long-term liabilities	667,908
Provision for contingencies	322,250
Minority interest (*)	(14,557)
Shareholders’ equity	(505,512)
(*) Indirect interest of Monthiers, a wholly-owned subsidiary of AmBev.

(iii)	Acquisition of Lakeport Brewing Income Fund (“Lakeport”)

On March 30, 2007 the Company announced that the holders ("Unitholders") of 6,578,080 trust units ("Units") of Lakeport (TSX: TFR.UN), representing approximately 91.43% of the total Units on a fully-diluted basis, have tendered their shares under the terms of the offer launched by Labatt Canada, AmBev’s subsidiary, on February 21, 2007, for all of the Units of Lakeport (“Offer”).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Labatt Canada acquired and paid for the Units the amount of CAD208,468 thousand (equivalent to R$364,833 on June 30, 2007), recording a goodwill of CAD205,935 thousand (equivalent to R$372,967 on June 30, 2007), which will be amortized in a straight-line basis in the course of 10 years. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport will become Labatt Canada’s wholly-owned subsidiary. Labatt Canada will then make application to have the Units delisted from the Toronto Stock Exchange and will take steps to give notice and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

(iv)	Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBev Ecuador”)

On March 5, 2007, the Company, through its Subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1,336 thousand, representing an interest increase of 20% in its capital stock. Thus, the Company increased its interest in the capital of AmBev Ecuador from 80% to 100% and recorded goodwill of R$770.

(v)	Acquisition of control in Quilmes Industrial S.A. (“Quinsa”)

On August 8, 2006, the Company closed the transaction with Beverage Associates Corp., the other joint controlling shareholders of Quinsa, announced on April 13, 2006, acquiring all the shares of BAH, at the total amount of R$2,738,833 equivalent to US$1.25 billion, resulting in goodwill in the amount of R$2,331,089. Upon the closing of the transaction, AmBev’s economic interest in Quinsa increased from 59.77% to 91.18%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2.	ACCOUNTING PRACTICES

a)	Preparation of quarterly information

The accounting practices adopted in the preparation of the quarterly information are consistent with the practices adopted by the Company in the preparation of the audited financial statements referring to the year ended December 31, 2006 and of the quarterly information of the quarter ended March 31, 2007.

The preparation of the quarterly information requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, necessary for contingent liabilities provision, for the calculation of projections to determine the recovery of property, plant and equipment, deferred charges and deferred income tax asset balances and for the determination of income tax provision, which, although represent management’s best estimate, the actual values may differ from such estimates.

This quarterly information must be read together with our financial statements prepared for the year ended December 31, 2006.

b)	Proportionally consolidated financial statements

Until August 2006, the Company used to consolidate Quinsa’s financial statements proportionally, which, on September 2006, are fully consolidated.

In addition, the Company consolidates net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and of Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the financial statements of these companies (Note 4 (c)).

On June 30, 2007, total net liabilities recorded by AmBev relative to these companies amounted to R$5,931 and net results totaled R$798.

In the quarter ended on June 30, 2006, the impact of the proportionally consolidated in the Company’s results was as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	On June 30, 2006
	Quinsa	ITB(*)	Agrega	Total

Net sales	280,775	-	70	280,845
Cost of sales	(124,798)	-	-	(124,798)
Gross profit	155,977	-	70	156,047
Operating expenses	(109,008)	(164)	644	(108,528)
Operating income	46,969	(164)	714	47,519
Non-operating income	(8,678)	-	-	(8,678)
Income tax provision	(30,156)	50	-	(30,106)
Statutory interest	(2,507)	-	-	(2,507)
Minority interest	(6,456)	-	-	(6,456)
Net income for the period	(828)	(114)	714	(228)

(*) Indirect interest of 50% through subsidiary Fratelli Vita Bebidas S.A. (“Fratelli Vita”).

c)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

d)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications on June 30, 2006: (i) from Equity Accounting Results to Other operating income the amount related to the equity gains and additions with the objective of aligning the treatment adopted for the Consolidated; (ii) between financial income and financial expenses; (iii) from accumulated amortization and depreciation to current income and social contribution taxes the portion related to the amortization of the tax benefits relating to the goodwill initially recorded in InBev Brasil, which was merged into the Company; (iv) from financial expenses to current income tax the amount related to the tax hedge.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

3.	TRANSACTIONS WITH RELATED PARTIES

The main transactions with related parties are as follows:

	On June 30, 2007
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Intercompany loans , net	Net sales	Net financial result
AmBev	852,790	(1,460,011)	(1,384,048)	101,201	(82,760)
Arosuco	126	(3,572)	539,005	145,504	(21)
Aspen	-	-	(136,591)	-	(5,315)
Brahmaco	963	(963)	7,630	-	290
CACN	592	(18,094)	75,008	-	(1,052)
Cintra	-	(162)	6	192	-
CRBS S.A.	122,656	(1,034)	(22,246)	-	-
Cympay	57,385	(11,808)	1,433	25,709	(35)
Dunvegan S.A.	118,233	(963)	(400,827)	-	(11,319)
Eagle	148	(868,283)	(1,815)	-	14
Fratelli Vita Bebidas S.A.	4,493	(8,775)	52,136	6,867	(3,889)
Goldensand	-	-	(88,137)	-	(5,290)
Jalua Spain S.L.	-	-	(101,676)	-	5,512
Labatt Canada	1,088	(16,352)	-	-	-
Maltaria Uruguai S.A.	80,402	(68,517)	(0)	79,051	-
Malteria Pampa S.A.	18,629	(17,843)	446	33,195	33
Miranda Correa	28	(3,651)	33,515	-	-
Monthiers S.A.	1,231,010	-	1,518,815	-	102,148
Quinsa	1,023	(1,271)	-	-	-
Skol	-	(75)	(18,445)	-	-
Other domestic	7	(4,009)	(47,916)	2,368	1,625
Other international	4,623	(8,130)	(22,309)	-	928
TOTAL	2,494,196	(2,493,513)	3,984	394,087	869

Names used:

Antarctica Empreendimentos e Participações Ltda. (“Anep”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
BSA Bebidas Ltda (“BSA”)
Cerveceria y Maltería Paysandú (“Cympay”)
Cervejaria Miranda Côrrea S.A. (“Miranda Correa”)
Cervejarias Reunidas Skol-Caracu S.A. (“Skol”)
Compania Brahma Venezuela S.A (“CACN”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Pepsi-Cola Engarrafadora Ltda (“Pepsi”)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4.	INVESTMENT IN DIRECT SUBSIDIARIES

a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Interest in
	subsidiaries	Goodwill	Total

Balance on March 31, 2007	18,345,688	2,179,555	20,525,243
Equity in earnings (losses) from subsidiaries (i)	(183,465)	-	(183,465)
Acquisition of subsidiary	(505,512)	548,679	43,167
Reversal of provision for losses on investments	1,958	-	1,958
Goodwill amortization	-	(48,367)	(48,367)
Transfer of goodwill via the merger (ii)	-	(2,136,831)	(2,136,831)
Dividends received and receivable	(135,365)	-	(135,365)
Exchange variation in subsidiary abroad	(33,476)	-	(33,476)
Capital increase in subsidiary (iii)	72,451	-	72,451
Capital reduction in subsidiary (iv)	(155,931)	-	(155,931)
Gains in equity of subsidiaries	47,332	-	47,332
Gains from interest in subsidiaries (v)	1,680	-	1,680

Balance on June 30, 2007	17,455,360	543,036	17,998,396

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$282,362 (R$242,462, on June 30, 2006);
(ii)	Transfer from the goodwill balance, net of amortization, to Deferred Assets, in view of the merger of BAH.
(iii)	Capital contribution in subsidiary Goldensand.
(iv)	Capital reduction in subsidiary Fratelli Vita.
(v)	Gain arising from the variation in the percentage interest in subsidiaries CRBS, Fratelli Vita and Quinsa.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill

	Parent Company		Consolidated
	06/30/07	03/31/07	06/30/07	03/31/07
Goodwill
Future profitability expectation:
Labatt Canada (i)	-	-	16,383,303	16,383,303
Lakeport	-	-	372,967	-
BAH (iii)	-	2,331,089	-	2,331,089
Quinsa	-	-	1,029,853	1,029,853
QIB	-	-	93,372	93,372
Goldensand	548,679	-	548,679	-
Cintra	-	-	21,025	-
Cympay	-	-	26,556	26,556
Embodom	-	-	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Indústrias Del Atlântico	-	-	5,116	5,116
Miranda Corrêa	5,514	5,514	5,514	5,514
AmBev Ecuador	-	-	770	770
Subsidiaries of Labatt Canada (ii)	-	-	2,992,324	2,935,125
Subsidiaries of Quinsa (consolidated)	-	-	876,006	937,677
Total goodwill	563,506	2,345,916	22,607,697	24,000,587
Accumulated amortization	(20,470)	(166,361)	(6,637,997)	(6,410,826)
Total goodwill, net of amortization	543,036	2,179,555	15,969,700	17,589,761

Negative goodwill
AmBev Ecuador	-	-	(11,297)	(11,810)
Incesa (consolidated)	-	-	(11,421)	(12,156)
Total negative goodwill	-	-	(22,718)	(23,966)
Net balance	543,036	2,179,555	15,946,982	17,565,795

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt ApS in Labatt Canada totals R$2,569,429 on June 30, 2007 (R$2,287,067 on March 31, 2007).

(ii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canada totals R$2,963,711 on June 30, 2007 (R$2,906,701 on March 31, 2007).

(iii)
Transfer from BAH cost of goodwill to deferred assets, in the amount of R$2,331,089, and transfer from goodwill amortization to deferred amortization of R$194,257, related to the merger of BAH by AmBev, which took place on June 29, 2007.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	Quarter ended June 30, 2007
Subsidiary	Interest - %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	1,975	1,866	987	933
Anep	100	81,900	5,164	81,900	5,164
Arosuco	99.70	532,055	80,168	495,654	77,154
BAH (ii)		-	10,820	-	10,820
BSA	100	10,337	(1)	10,337	(1)
CRBS S.A.	99.77	178,260	(595)	177,846	(594)
Dahlen	100	38,988	(1,015)	38,988	(1,015)
Eagle	99.96	1,978,370	(143,193)	1,978,022	(143,001)
Fazenda do Poço	91.41	611	(3)	559	(3)
Fratelli Vita	77.97	333,269	11,298	257,757	6,747
Hohneck	50.69	1,024,567	(50,677)	519,371	(25,689)
Labatt ApS	99.99	12,562,899	(94,813)	12,562,662	(94,814)
Lambic S.A.	87.10	318,457	(7,514)	277,373	(6,545)
Maltaria Pampa	60.00	215,667	15,072	122,043	9,549
Miranda Corrêa	100	34,067	(526)	34,067	(526)
Pepsi	99.50	240,242	248	239,039	247
Skol	99.96	625,640	(25,007)	625,407	(24,998)
Quinsa	34.53	1,345,170	37,730	464,450	3,107
				17,886,462	(183,465)

(*) The amount of R$431,102 relative to Goldensad’s net shareholders’ equity was recorded under Long-Term Liabilities in item “Unsecured Liabilities - Subsidiaries”.

	Quarter ended June 30, 2006
Subsidiary	Interest - %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) from investees (i)
Agrega	50.00	(1,080)	(1,429)	(540)	(714)
Anep	100	102,939	3,815	102,939	3,815
Arosuco	99.70	377,489	77,390	342,391	70,791
BSA	100	10,338	-	10,338	-
CRBS	99.65	180,401	488	179,772	488
Dahlen	100	40,402	9,686	40,402	9,686
Eagle	99.96	2,167,382	(4,384)	2,166,681	(4,243)
Fratelli Vita	77.84	434,751	12,991	338,354	10,113
Honeck	50.69	1,114,379	(7,224)	564,899	(3,662)
Labatt ApS	99.99	13,250,892	(101,592)	13,250,627	(101,592)
Lambic	87.33	263,293	651	229,934	568
Maltaria Pampa	60.00	194,337	4,328	103,539	4,173
Miranda Corrêa	100	25,892	8,801	25,892	8,801
Pepsi	99.50	243,507	1,243	242,287	1,236
Skol	99.96	669,086	1,669	668,811	1,669
				18,266,326	1,129

A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	Company merged into AmBev on June 29, 2007

d)	Significant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company	06.30.07	03.31.07

Abroad
Quinsa	56.83	91.18
Jalua Spain S.L.	100.0	100.0
Monthiers	100.0	100.0
Aspen	100.0	100.0

5.	PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment balance

	Parent Company
	06.30.07			03.31.07
					Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)

Land	94,487	-	94,487	94,487
Buildings and constructions	1,326,888	(721,104)	605,784	608,667	4.0%
Machinery and equipment	3,765,120	(3,088,944)	676,177	612,922	10.0%
External use movable assets	1,252,851	(659,245)	593,606	585,166	20.0%
Other fixed assets and intangible assets	1,146,719	(843,371)	303,348	340,036	19.9%(ii )
Construction in progress	377,508	-	377,508	302,198
	7,963,573	(5,312,664)	2,650,910	2,543,476

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	06.30.07			03.31.07
					Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)

Land	316,449		316,449	320,003
Buildings and constructions	2,779,162	(1,383,385)	1,395,777	1,384,311	4.0%
Machinery and equipment	9,029,646	(6,862,816)	2,166,830	2,034,562	10.0%
Commercial assets	2,171,905	(1,198,353)	973,552	957,340	20.0%
Other fixed assets and intangible assets	1,473,371	(1,094,499)	378,872	402,620	19.9% (ii )
Construction in progress	489,449	-	489,449	409,597
	16,259,982	(10,539,053)	5,720,929	5,508,433

(i)	The rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on June 30, 2007 and March 31, 2007.

As of June 30, 2007, the Company and its subsidiaries held assets for sale at the carrying amount of R$58,642 in the Parent Company and R$62,187 in the Consolidated (R$70,699 and R$74,362, in the Parent Company and in the Consolidated respectively, on March 31, 2007), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$36,461 in the Parent Company and R$38,591 in the Consolidated (R$36,490 in the Parent Company and R$38,678 in the Consolidated, respectively, on  March 31, 2007).

b)	Assets with restriction granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on June 30, 2007 there are assets including property, with a net book value totaling R$612,757 (R$428,495 on March 31, 2007), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

6.	DEFERRED CHARGES

	Parent Company		Consolidated
	06.30.07	03.31.07	06.30.07	03.31.07
Cost
Pre-operating expenses	193,193	183,884	279,327	250,987
Implementation and expansion Expenses	48,288	48,288	54,706	53,479
Goodwill - Future profitability (i)	3,142,945	811,857	3,142,945	811,857
Other	167,357	167,356	193,310	202,660
Total cost	3,551,783	1,211,385	3,670,288	1,318,983
Accumulated amortization	(1,126,992)	(884,231)	(1,182,121)	(922,137)
Net deferred charges	2,424,791	327,154	2,488,167	396,846

(i)	The goodwill reclassified for deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations sustaining its generation.

7.	INDEBTEDNESS

				Parent Company
				Current		Non-Current
Type and purpose	Final maturity	Weighted Average Rate	Currency	06.30.07	03.31.07	06.30.07	03.31.07

In reais
ICMS tax incentives	Jun/2017	3.89%	R$	94,425	101,451	140,432	155,407
Investments in permanent assets	Dec/2011	TJLP + 3.75%	R$	165,747	166,422	275,321	306,437
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	372,825	200,000
				260,172	267,873	788,578	661,844
In foreign currency
Working capital	Aug/2007	1.00%	USD	173,883	95,220	-	-
Working capital	Sep/2007	2.61%	YEN	716,608	568,028	-	-
Raw material imports	Aug/2007	5.56%	USD	23,112	-	-	-
Bond 2011	Dec/ 2011	10.50%	USD	4,957	36,937	963,100	1,025,200
Bond 2013	Sep/ 2013	8.75%	USD	29,192	4,690	963,100	1,025,200
Investments in permanent assets	Jan/ 2011	9.45%	UMBNDES	24,157	25,762	33,179	41,944
				971,909	730,637	1,959,378	2,092,344

Total loans and financings				1.232.081	998,510	2,747,956	2,754,188

Debentures 2009	Jul/ 2009	101.75% of CDI	R$	24,047	25,169	817,050	817,050
Debentures 2012	Jul/ 2012	102.50% of CDI	R$	37,004	38,734	1,248,030	1,248,030
Total debentures				61,051	63,903	2,065,080	2,065,080

Total Indebtedness				1,293,132	1,062,413	4,813,036	4,819,268

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

				Consolidated
				Current		Non-Current
Type and purpose	Final maturity	Weighted Average Rate	Currency	06.30.07	03.31.07	06.30.07	03.31.07

In reais

ICMS tax incentives	Jun/2017	3.89%	R$	94,917	102,331	143,135	157,325
Investments in permanent assets	Dec/ 2011	TJLP + 3.75%	R$	193,226	166,422	298,496	306,437
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	372,825	200,000
Working capital / secured account	Jan/2012	14.39%	R$	29,684	35,613	1,180,430	1,189,805
				317,827	304,366	1,994,886	1,853,567

In foreign currency
Working capital	Oct/2011	3.04%	USD	205,910	101,522	67,432	71,764
Working capital	Sep/2007	2.61%	YEN	716,608	568,027	-	-
Working capital	Oct/2011	BA + 0.35%	CAD	-	-	688,214	826,059
Working capital	Jul/2007	8.60%	ARS	13,393	26,470	-	-
Working capital	Jul/2007	6.50%	UYU	8,240	10,760	-	-
Working capital	Sep/2008	7.88%	VEB	56,516	57,970	70,017	74,534
Working capital	Feb/2014	9.71%	DOP	100,317	102,521	-	-
Working capital	Aug/2011	7.43%	GTQ	22,120	21,120	35,874	41,206
Working capital	Oct/2010	6.45%	PEN	94,007	66,448	145,162	177,041
Working capital	Jul/2007	7.50%	BOB	19,797	22,226	-	-
Bond 2011	Dec/ 2011	10.50%	USD	4,957	36,937	963,100	1,025,200
Bond 2013	Sep/ 2013	8.75%	USD	29,192	4,690	963,100	1,025,200
Import financing	Oct/2011	5.48%	USD	69,145	135,579	5,681	6,325
Investment in permanent assets	Mar/2012	9.04%	USD	78,917	105,480	251,265	288,409
Investment in permanent assets	Dec/2012	9.75%	DOP	-	-	58,690	64,123
Investment in permanent assets	Aug/2008	10.64%	ARS	147,628	133,237	21,053	6,765
Investment in permanent assets	Jan/ 2011	9.45%	UMBNDES	24,157	25,762	33,179	41,945
Notes - Series A	Jul/ 2008	6.56%	USD	-	-	309,474	332,044
Notes - Series B	Jul/ 2008	6.07%	CAD	-	-	90,555	88,824
Senior Notes - BRI	Jun/ 2011	7.5%	CAD	-	-	160,825	157,751
Others	Mar/2012	11.42%	ARS	8,529	6,405	15,548	10,650
Others	Jun/2008	5.15%	PYG	50,453	-	-	-
Others	Dec/2016	5.77%	USD	1,848	15,391	229,334	264
				1,651,735	1,440,545	4,108,502	4,238,104

Total loans and financings				1,969,562	1,744,911	6,103,389	6,091,671

Debentures 2009	Jul/2009	101.75% of CDI	R$	24,046	25,169	817,050	817,050
Debentures 2012	Jul/2012	102.50% of CDI	R$	37,004	38,734	1,248,030	1,248,030
				61,051	63,903	2,065,080	2,065,080
Total Indebtedness				2,030,613	1,808,814	8,168,469	8,156,751

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

•	USD - United States Dollar
•	CAD- Canadian Dollar
•	YEN - Japanese Yen
•	ARS - Argentine Peso
•	VEB - Venezuelan Bolivar
•	DOP - Dominican Peso
•	BOB - Bolivian Peso
•	GTQ - Guatemalan Quetzal
•	PEN - Peruvian Novo Sol
•	UYU - Uruguayan Peso
•	PYG - Paraguayan Guarani
•	BA - Bankers Acceptance - Corresponding to 4.36% p.a. as of 6.30.07
•	TJLP - Long-Term Interest Rate - Corresponding to 6.50% p.a. on 06.30.07
•	ICMS - Value-Added Tax on Sales and Services
•	CDI - Interbank Deposit Certificate - corresponding to 11.89% p.a. on 06.30.07
•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See note 5(b).

AmBev’s subsidiaries, except for North America operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of June 30, 2007, long-term financings fall due as follows:

	Parent Company	Consolidated
2008	91,050	661,405
2009	1,300,071	1,403,406
2010	96,091	237,276
2011	974,261	2,566,255
2012 onwards	2,351,563	3,300,127
	4,813,036	8,168,469

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	ICMS sales tax incentives

	Parent Company		Consolidated
	06.30.07	03.31.07	06.30.07	03.31.07
Current liabilities
Financings	94,425	101,451	94,917	102,331
Sales tax deferrals	15,954	13,815	15,954	13,815

Non-current liabilities
Financings	140,432	155,407	143,135	157,325
Sales tax deferrals	425,041	416,585	578,283	416,585

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable”.

d)	Labatt Canada

(i) Working capital

On October 12, 2005 a syndicated loan of CAD1.2 billion was made, consisting of a term loan of CAD700 million and a CAD500 million revolving credit facility with maturity date on October 12, 2011, and interest at the bankers’ acceptance rate, plus applicable margin, the cap of which is 0.75% per annum. On June 30, 2007, the bankers’ acceptance average rate on the debt stood at 4.36% per annum and the applicable margin was 0.35% p.a. (4.35% and 0.35% respectively on March 31, 2007).

On June 26, 2006, a R$716,6 million loan was issued, with semiannual interest amortization at the fixed rate of 15.88% p.a. and maturity date on June 20, 2011.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On January 14, 2007, a R$473.7 million loan was issued, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million represented by Series A Bank Notes (“Notes - Series A”) and CAD50 million represented by Series B Bank Notes (“Notes - Series B”), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD200 million, by means of Senior Notes (“Senior Notes - BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

e)	Contractual clauses

As of June 30, 2007, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants related to certain loans.

f)	Debentures

On July 1, 2006, the Company issued two series of simple debentures, non-convertible into shares: the first series (“Debenture 2009) at the equivalent amount of R$817,050, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009 and the second series (“Debenture 2012”) at the equivalent amount of R$1,248,030, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

The funds raised with the issuance of debentures were used to pay the acquisition of BAC’s shares issued by Quinsa.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

8.	CONTINGENCIES

	Parent Company
	06.30.07			03.31.07
	Provision	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	55,166	-	55,166	72,244
ICMS and IPI	160,338	(10,591)	149,747	160,673
IRPJ and CSLL	55,384	(321)	55,063	46,782
Labor claims	184,528	(107,718)	76,810	89,200
Distributors and resellers	21,221	(794)	20,427	19,510
Other	109,896	(8,947)	100,949	110,464
Total	586,533	(128,371)	458,161	498,873

	Consolidated
	06.30.07			03.31.07
	Provision	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	90,116	-	90,116	98,278
ICMS and IPI	500,375	(10,591)	489,784	179,335
IRPJ and CSLL	75,190	(321)	74,869	67,134
Labor claims	239,534	(114,002)	125,532	139,231
Distributors and resellers	37,571	(800)	36,771	40,142
Other	149,202	(9,865)	139,337	141,463
Total	1,091,987	(135,578)	956,409	665,583

	Parent Company
	Balance on 03.31.07	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 06.30.07

PIS and COFINS	72,244	-	(17,951)	-	873	55,166
ICMS and IPI	171,739	420	(38,557)	(367)	27,104	160,339
IRPJ and CSLL	47,103	623	(1,525)	(53)	9,235	55,383
Labor claims	193,097	29,716	(14,611)	(23,677)	-	184,525
Distributors and resellers	19,594	2,318	(157)	(533)	-	21,222
Other	120,938	3,138	(377)	(15,033)	1,232	109,898
Total Contingencies	624,715	36,215	(73,178)	(39,663)	38,444	586,533
(-)Judicial deposits	(125,842)	(18,722)	14,620	1,573	-	(128,371)
Total contingencies, net	498,873	17,493	(58,558)	(38,090)	38,444	458,161

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	Balance on 03.31.07	Cintra’s acquisition	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 06.30.07

PIS and COFINS	98,278	7,175	-	(17,951)	-	2,615	90,117
ICMS and IPI	190,401	310,868	1,256	(32,964)	(367)	31,132	500,326
IRPJ and CSLL	67,455	-	680	(5,979)	(53)	13,086	75,189
Labor claims	249,930	655	33,555	(21,878)	(26,115)	(506)	235,641
Third party distributors	40,229	-	3,922	(5,356)	(680)	(799)	37,316
Other	153,302	3,463	12,136	(714)	(17,461)	2,671	153,397
Total Contingencies	799,595	322,161	51,549	(84,842)	(44,676)	48,199	1,091,986
(-)Judicial deposits	(134,012)	______-	(19,161)	16,023	1,573	_______-	(135,577)
Total contingencies, net	665,583	322,161	32,388	(68,819)	(43,103)	48,199	956,409

As of June 30, 2007, the Company and its subsidiaries had other ongoing lawsuits for which, in the opinion of legal consultants, the risk of loss is possible but not probable, for which the Company’s management, supported by the opinion of its legal consultants, understands there is no need for accrual.

	Parent Company		Consolidated
	06.30.07	03.31.07	06.30.07	03.31.07

PIS and Cofins	267,573	301,860	320,993	355,252
ICMS and IPI	823,647	896,524	951,192	1,022,531
IRPJ and CSLL	518,580	493,344	3,237,312	3,109,167
Labor claims	131,622	149,319	151,072	168,583
Civil claims	535,825	546,602	591,939	600,745
Other	335,920	367,842	363,476	397,342
Total	2,613,167	2,755,491	5,615,984	5,653,620

Abbreviations used:

. IRPJ - Corporate Income Tax;
. CSLL - Social Contribution on Net Income;
. PIS - Social Integration Program;
. COFINS - Contribution for Social Security Financing;
. IPI - Tax on Processed Products; and

During 2004 and 2005, the Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal advisors did not make provisions in relation to these tax deficiency notices, which totaled R$4,294,784. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal advisors, considered that the amount of R$2,914,473 involves a possible risk of loss, while the amount of R$1,380,311 represents a remote risk of loss.

On June 30, 2007, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9718/98.

Following the enactment of Law no. 10,637 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

Following the enactment of Law no. 10,833, as of December 29, 2003, which established the new rules to calculate COFINS, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

Some lawsuits were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits already solved were reverted when finally decided.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Income tax and social contribution on net income

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax on the income of 1996.

c)	Labor claims

This provision relates to claims from former employees pleading compensation complement.

d)	Distributors claims

This provision relates mainly to contractual terminations with certain distributors.

e)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

f)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt Canada will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the probability of loss or estimate its amount.

Labatt Canada was assessed by the Canadian Government due to the interest rate used in certain contracts with related parties existing in the past. The total amount of the assessment may reach CAD200 million, equivalent to R$362,218 on June 30, 2007 (R$355,294 on March 31, 2007).

In the event Labatt Canada is required to pay these amounts, AmBev will be fully reimbursed by Labatt Canada’s former parent company, InBev. The balance of the provision recorded in Labatt Canada is CAD66,688 thousand equivalent to R$120,778 on June 30, 2007 (CAD66,688 thousand, equivalent to R$118,469 on March 31, 2007), recorded in Other Current Liabilities. AmBev has recorded accounts receivable from InBev at the amount of CAD88,882 thousand on June 30, 2007 (R$157,896 on March 31, 2007), recorded in the item “Other”.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS
9.         SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on June 30, 2007, the Company and its subsidiaries made contributions of R$1,465 (R$1,513 on March 31, 2007) to IAPP.

The surplus of assets of IAPP is recorded by the Company in its financial statements under "Other assets”, at the amount of R$17,000 (R$17,000 on March 31, 2007), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements. On June 30, 2007, the balances of R$91,841 and R$280,927 of the Parent Company and the Consolidated (R$89,406 and R$293,308 of the Parent Company and the Consolidated, respectively, on March 31, 2007) are recognized in the Company’s financial statements as “Other liabilities”, in long-term liabilities.

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation)

The Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation were fully offset by its assets on June 30, 2007 at the same date, and the assets surplus was not recorded by the Company in its financial statements, due to the possibility of destination of its use for purposes other than exclusively related to the payment of benefits.

10.      SHAREHOLDERS' EQUITY

a)	Changes in the Parent Company’s shareholders’ equity

	Subscribed and Paid-in Capital Stock	Capital Reserves	Legal Reserve	Treasury Stocks	Statutory Reserves for Investments	Retained Earnings	Total

On March 31, 2007	5,716,087	12,905,208	208,832	(1,750,369)	987,388	645,860	18,713,006
Advances for future capital increase related to the stock option plan	128,333	(755)					127,578
Capital increase with reserves	260,787	(260,787)
Share repurchase				(1,295,359)			(1,295,359)
Premium paid on the issuance of shares		1,133					1,133
Cancellation of shares		(2,760,519)		2,760,519
Share transfer to shareholders - Plan		(38,190)		92,671			54,481
Tax incentives		28,389					28,389
Dividends and interest
attributed to shareholders’ equity					(210,946)	(63,287)	(274,233)
Dividends and interest attributed to shareholders’ equity prescribed						8,278	8,278
Net income for the period						448,708	448,708
On June 30, 2007	6,105,207	9,874,479	208,832	(192,538)	776,442	1,039,559	17,811,981

b)	Subscribed and paid-in capital stock

On June 30, 2007, the Company’s capital stock, at the amount of R$6,105,207, was represented by 62,441,724 thousand shares, 34,505,473 thousand of which are common shares and 27,936,251 thousand are preferred shares, all of them non-par registered shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

At the Extraordinary General Meeting held on June 29, 2007 the Company’s shareholders approved the grouping of shares comprising AmBev’s capital stock at a ratio of 100 existing shares for 1 share after the grouping, without altering the capital stock. Since the Company’s ADRs also represent 100 shares, these will be traded without changes, and each ADR will represent 1 preferred or common share, as the case may be.

On June 26, 2007, the Company increased its capital by R$128,333, upon the issuance of 43,427 common shares and 79,943 preferred shares.

On May 8, 2007, the Company increase its capital stock in the amount of R$12,000, without the issuance of new shares, upon the capitalization of the Tax Incentive reserve - Income Tax Reinvestment.

At the Annual and Extraordinary General Meeting held on April 27, 2007, the Company carried out the following capital increases: (i) R$ 74,636, without the issuance of new shares, upon the capitalization of 30% of the fiscal benefit earned by the Company through the partial amortization of the special goodwill reserve; and (ii) R$ 174,151, upon the issuance of 118,857 common shares and 55,148 preferred shares, paid up through the partial capitalization of the fiscal benefit earned by the Company through the partial amortization of the special goodwill reserve.

c)	Interest attributed to shareholders’ equity

Companies legally have the option to distribute to the shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction.

The interest attributed to shareholders’ equity and dividends not claimed in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law 6,404/76, Article 287, item II a). In the quarter ended June 30, 2007, the amount of R$8,278 was reversed.

On June 18, 2007, the Company, through an Extraordinary Shareholders’ Meeting, approved the distribution of Interest attributed to shareholders’ equity (“JPC”), related to the period from December 2006 up to June 2007 to be deducted from the investment reserve and credited to the mandatory minimum dividends of 2007, at R$3.2400 per lot of one thousand common shares and R$3.5640 per lot of one thousand preferred shares. The distribution was taxed pursuant to the legislation in force, resulting in a net distribution of JCP at the amount of R$2.7540 per lot of one thousand common shares and R$3.0294 per lot of thousand preferred shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The aforementioned payments started to be made as of June 29, 2007, taking into consideration the shareholding base as of June 21 and 26, 2007, for the shareholders of Bovespa and the shareholders of NYSE, respectively, without monetary restatement. Shares and ADRs will be traded ex-interest as of June 22, 2007.

d)	Treasury shares

Changes in the Company’s treasury shares during the quarter ended on June 30, 2007 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On March 31, 2007	1,390,615	109,379	1,499,994	1,750,369
Repurchase of Shares - Market	923,670	72,370	996,040	1,242,122
Repurchase of Shares - Plan	34,231	8,552	42,783	53,237
Share transfer to shareholders of the Plan	(72,567)	(10,449)	(83,016)	(92,671)
Cancellations	(2,156,014)	(157,851)	(2,313,865)	(2,760,519)
On June 30, 2007	119,935	22,001	141,936	192,538

On May 8, 2007, the closing of the share buyback program launched on February 5, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by it, up to the amount of R$1,000,000, maturing on May 4, 2008, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

During the quarter ended June 30, 2007, the Company acquired 996,040 lots of thousand shares at the weighted average cost of R$1,240.79, being R$1,076.00 the minimum cost and of R$1,438.00 the maximum cost.

11.       SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by pre-selected employees, which is aimed at aligning the interests of shareholders and employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The options granted as from 2006 have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On June 30, 2007, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date, in the consolidated, amounts to R$54,201 (R$58,683 on March 31, 2007). The loans are guaranteed by the shares purchased.

Summary of movements in outstanding share options for the quarter ended on June 30, 2007 is as follows:

	Share purchase option
	(per thousand shares )
	Preferred	Common
On April 1, 2007	230,675	32,751
Movement occurred during the period
Exercised	(52,247)	(10,449)
Granted	58,376	-
Cancelled	(6,989)	(965)
On June 30, 2007	229,815	21,337

12.       TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purpose, which does not prevent that redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Derivative instruments

The Company, aiming at mitigating the risks of exposure to certain market fluctuation in exchange rates, interest and commodities, contracts derivative operations. On June 30, 2007, the amounts contracted of derivative financial instruments are as follows:

Description	06.30.07	03.31.07

Currency hedge
Reais/US$	2,350,852	2,311,866
Reais/Yen	716,556	567,980
Reais/Euros	38,817	82,143
Peruvian Sol/US$	34,672	55,361
CAD/US$	191,505	235,215
CAD/R$	1,486,113	1,460,848

Interest rate hedge
CDI x Fixed Rate	593,309	89,710
Fixed Rate / Canadian Bankers Acceptance	234,728	404,243

Commodities hedge
Aluminum	256,860	347,909
Sugar	89,217	99,849
Wheat	329	-
	5,992,958	5,655,124

i.	Market value of financial instruments currency and interest rate hedge.

As of June 30, 2007, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments or respective market value, in accordance with the Brazilian Corporation Law.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on June 30, 2007, an additional gain of R$264,312 (R$187,184 on March 31, 2007), presented as follows:

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	116,730	129,145	12,415
Swaps/forwards	(240,485)	(238,680)	1,805
Forward R$ x CAD Labatt Canada	115,238	360,514	245,276
Cross Currency Swap Labatt Canada (*)	(118,152)	(113,336)	4,816
	(126,669)	137,643	264,312

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired are deferred and recognized in the statement of income, when sale of corresponding product occurs.

During the quarter ended on June 30, 2007, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease/(Increase) in the cost of goods sold

Currency hedge	(32,322)
Hedge of aluminum	4,207
Hedge of sugar	(15,841)
(43,956)

On June 30, 2007 unrealized losses in the amount of R$136,638 were deferred, R$92,618 in other assets. Such loss shall be recognized at debit of the Company’s result: the amount of R$125,322 in cost of goods sold, when corresponding finished product is sold and the remaining balance at operating expense, as this is an expenses hedge.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and import financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$498,781, on June 30, 2007 (R$417,366 on March 31, 2007), as presented below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	309,474	312,464	(2,990)
Series B Notes (ii)	90,555	91,525	(971)
Senior Notes - BRI (iii)	160,825	175,774	(14,949)
International financings (other currencies) (iv)	2,325,432	2,325,432	-
Financings in Reais	1,448,166	1,635,112	(186,946)
Agro-industrial credit (iv)	372,825	372,825	-
BNDES/FINEP/EGF (iv)	491,722	491,722	-
Resolution 63 / Compror 63 (iv)	913,604	913,291	313
Bond 2011 and Bond 2013	1,960,349	2,253,587	(293,238)
Debentures	2,126,130	2,126,130	-
	10,199,082	10,697,862	(498,781)

(i) Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii) Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii) Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv) Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of June 30, 2007, approximately 117.25% of face value for Bond 2011 and 113.70% for Bond 2013 (120.25% and 116.40%, respectively on March 31, 2007); to the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Parent Company		Consolidated
	06.30.07	06.30.06	06.30.07	06.30.06
Financial income
Exchange variation on financial investments	-	-	(16,171)	(863)
Interest on cash and cash equivalents	7,868	13,292	23,972	38,136
Financial charges on taxes,
Contributions and judicial deposits	3,258	1,183	6,423	5,943
Interest on advances to employees for the purchase of shares	1,260	2,109	1,268	2,143
Interest and exchange variation on loans	82,760	-	-	-
Other	7,160	5,564	8,163	6,665
	102,306	22,148	23,655	52,024

Financial expenses
Exchange variation on financings	202,144	1,594	201,519	(1,507)
Net losses on derivative instruments	(258,877)	(81,092)	(258,963)	(80,472)
Interest on debts in foreign currency	(66,420)	(67,129)	(139,172)	(120,531)
Interest on debts in reais	(83,976)	(19,682)	(85,703)	(20,115)
Interest and exchange rate variation on loans	-	(43,203)	(1,022)	(1,813)
Taxes on financial transactions	(15,831)	(20,344)	(18,051)	(26,665)
Financial charges on contingencies and other	(38,527)	(18,109)	(48,403)	(21,837)
Other	(10,418)	(7,081)	(11,076)	(14,441)
	(271,905)	(255,046)	(360,871)	(287,381)

Net financial income	(169,599)	(232,898)	(337,216)	(235,357)

e)	Concentration of credit risk

A substantial part of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to settle derivative financial assets and liabilities in the event of default.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

13.      INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Quarter ended on June 30
	2007	2006

Consolidated net income before income and social contribution taxes	789,164	851,721
Statutory profit sharing and contributions	(47,530)	(54,691)
Consolidated net income before income and social contribution
taxes and minority interest	741,634	797,029

Expense with income and social contribution taxes at nominal rates (34%)	(252,155)	(270,990)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(122,070)	(93,431)
Foreign subsidiaries’ income not subject to taxation/deductions	(326)	19,974
Interest attributed to shareholders’ equity (ii)	93,239	84,132
Equity gains in subsidiaries	18,322	12,230
Exchange variation on investments	(29,642)	(16,472)
Permanent additions and exclusions and other	(2,167)	(67,107)
Income and social contribution taxes expenses	(294,799)	(331,664)

(i)
The non-deductible goodwill amortization includes the goodwill amortization effects of Labatt ApS in Labatt Canada, totaling R$282,362 in the period ended on June 30, 2007 (R$242,462 on June 30, 2006), generating a tax effect as it is not deductible, totaling R$96,003 (R$82,437 in June, 2006).

(ii)
The interests attributed to shareholders’ equity are originally recorded in the accounting and fiscal books as financial revenue, when declared by subsidiaries and associated companies, and as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders. However, for the purposes of elaboration of these financial statements, the essence of the transaction is considered, thus, the interests attributed to shareholders’ equity are considered as dividends received and paid and are not recorded in the statement of income. Consequently, in these financial statements, the aforementioned records are reclassified, i.e., the interests on the capital received or to be received are credited to the investments account and the interests on the capital paid or to be paid are debited from the retained earnings.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income.

	Parent Company		Consolidated
	06.30.07	06.30.06	06.30.07	06.30.06

Current	1,525	62,639	(204,504)	(154,261)
Deferred	(73,072)	(145,507)	(90,295)	(177,403)
Total	(71,547)	(82,868)	(294,799)	(331,664)

c)	Deferred taxes balances

	Parent Company		Consolidated
	06.30.07	03.31.07	06.30.07	03.31.07
Current assets
Tax losses carryforwards	99,682	61,984	118,926	83,051
Temporary differences:
Goodwill future profitability - Mergers	350,770	350,770	350,770	350,770
Provision for interests attributed to shareholders’ equity	21,517	2,023	21,517	2,023
Provision for restructuring			20,845	22,752
Provision for employees profit sharing	19,485	20,114	23,364	23,757
Provision for marketing and sales expenses	60,495	55,625	60,495	55,625
Others	46,963	37,536	45,802	36,363
	598,913	528,052	641,719	574,341

Long-term assets
Tax losses carryforwards	133,340	204,245	685,690	725,242
Temporary differences:
Non-deductible provisions	233,814	237,464	294,325	294,753
Provision for losses on tax incentives (CSSL)	3,085	3,085	7,619	7,619
Goodwill future profitability - Mergers	1,940,329	2,028,022	1,940,329	2,028,022
Provision for other post-retirement benefits	31,226	30,398	69,673	73,224
Provision for losses on assets held for sale	12,397	12,407	13,121	13,150
Provision for losses on hedge	149,006	131,728	149,006	131,728
Allowance for doubtful accounts	10,222	9,756	11,123	10,660
Others	11,080	12,375	61,588	85,796
	2,524,497	2,669,480	3,232,474	3,370,195

Long-term liabilities
Temporary differences
Accelerated depreciation			50,958	47,776
Others	20,670	21,720	84,136	67,726
	20,670	21,720	135,094	115,503

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on projections of generation of future taxable income of the parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated balance of deferred income and social contribution taxes on tax losses carryforward is shown as follows:

Nominal value (millions of reais)
2008	91
2009	291
2010	304
686

The asset recorded is limited to the amounts for which realization is supported by taxable income projections, discounted to present value, prepared by the Company for the next 10 years, also considering that tax loss carryforward is limited to 30% of annual taxable income, in accordance with the Brazilian tax laws.

The balance of deferred income tax assets as of June 30, 2007 includes the total effect of tax loss carryforward of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of June 30, 2007 will be realized until the fiscal year of 2010; however, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the actual data and amounts.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward should not be taken as an indicator of the Company’s future profits.

14.       COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2007, 2008 and 2009 on, already contracted on June 30, 2007, at the amounts of R$1,742,871, R$1,907,411 and R$2,109,515, respectively, (R$1,459,643, R$1,450,580 and R$2,468,561, respectively, on March 31, 2007).

15.      OPERATING INCOME (EXPENSES), NET

	Quarter ended
	Parent Company		Consolidated
	06.30.07	06.30.06	06.30.07	06.30.06
Operating income
Equity gains and increases of subsidiaries	47,332	34,821	50,707	35,970
Tax recovery (Pis / Cofins)	8,682	19,060	10,087	19,060
Tax incentive (ICMS)	13,556	23,622	13,556	23,622
Extemporary ICMS and IPI credit	-	3,921	-	3,921
Other	6,461	4,987	7,182	9,386
	76,031	86,411	81,532	91,959

Operating Expenses
Goodwill amortization	(48,367)	(4,544)	(395,294)	(295,339)
Exchange variation on investments abroad	(33,476)	(470)	(121,266)	(37,462)
Other	(3,616)	(2,401)	(8,788)	(2,476)
	(85,459)	(7,414)	(525,348)	(335,277)
Other operating income (expenses), net	(9,428)	78,996	(443,815)	(243,318)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(A free translation of the original in Portuguese)
16.      NON-OPERATING INCOME (EXPENSES), NET

	Quarter ended on
	Parent Company		Consolidated
	06.30.07	06.30.06	06.30.07	06.30.06

Non-operating income
Gain from the disposal of property, plant and equipment	-	448	1,097	2,884
Gain from the disposal of assets held for sale	6,702	-	6,702	-
Gain from interest ownership in investees	831	-	3,182	1,216
Other non-operating income	142	4,528	517	389
	7,675	4,976	11,498	4,489

Non-operating expenses
Provision for losses from permanent assets	-	-	-	(9,659)
Loss in the disposal of permanent assets	(1,388)	-	-	-
Provision for restructuring	-	-	(3,978)	(14,449)
Other non-operating expenses	(91)	-	(795)	(1,666)
	(1,479)	-	(4,773)	(25,774)
Total non-operating income (expenses), net	6,196	4,976	6,725	(21,285)

17.      INSURANCE

The company and its subsidiaries maintain insurance agreements, the coverage of which is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. The risk premises adopted, given their nature, are not part of the scope of a special review of quarterly information and, thus, were not reviewed by our independent auditors.

18.       SUBSEQUENT EVENTS

(i) Issuance of bonds in the foreign market

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co.Ltd (“AmBev International”), issued R$300 million in bonds denominated in Brazilian reais with a fixed interest rate of 9.50% per year and maturity on July 24, 2017. These bonds will be fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day. Interests will be due half-yearly, with the first payment on January, 24 2008. These amounts raised in the offer will be used to pay the Company’s short-term debts and/or its subsidiaries and for other purposes.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	Total Assets	34,694,311	34,509,604
1.01	Current Assets	5,886,585	6,147,078
1.01.01	Available funds	1,379,922	1,689,521
1.01.01.01	Cash and cash equivalents	1,379,922	1,689,521
1.01.02	Credits	1,772,874	1,767,264
1.01.02.01	Trade accounts receivable	1,059,588	990,005
1.01.02.02	Sundry Credits	713,286	777,259
1.01.02.02.01	Short term investments	109,996	173,120
1.01.02.02.02	Taxes recoverable	603,290	604,139
1.01.03	Inventories	1,349,131	1,355,834
1.01.03.01	Finished products	388,580	349,210
1.01.03.02	Work in process	76,226	70,664
1.01.03.03	Raw materials	506,316	568,473
1.01.03.04	Production materials	247,361	238,878
1.01.03.05	Supplies and other	146,871	145,654
1.01.03.06	Provision for losses	(16,223)	(17,045)
1.01.04	Other	1,384,658	1,334,459
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Deferred income and social contribution taxes	641,719	574,341
1.01.04.03	Deferred result of financial instruments	136,638	92,618
1.01.04.04	Prepaid expenses	277,852	318,122
1.01.04.05	Other assets	328,449	349,378
1.02	Non-current assets	28,807,726	28,362,526
1.02.01	Long-term assets	4,604,155	4,489,224
1.02.01.01	Sundry Credits	4,121,050	3,992,696
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	576,715	563,818
1.02.01.01.02	Advances to employees for the purchase of shares	54,201	58,683
1.02.01.01.03	Deferred income and social contribution taxes	3,232,474	3,370,195
1.02.01.01.04	Financial investments	257,660	0
1.02.01.02	Accounts receivable from related parties	0	0
1.02.01.02.01	Direct and indirect associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	483,105	496,528
1.02.01.03.01	Assets held for sale	62,187	74,362
1.02.01.03.02	Prepaid expenses	125,320	126,566
1.02.01.03.03	Assets surplus - AmBev Institute	17,000	17,000
1.02.01.03.04	Other assets	278,598	278,600
1.02.02	Permanent Assets	24,203,571	23,873,302
1.02.02.01	Investments	15,994,475	17,968,023
1.02.02.01.01	Interest in associated and affiliated companies	6,043	362,232

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	0	0
1.02.02.01.04	Interest in subsidiaries - Goodwill	15,946,983	17,565,795
1.02.02.01.05	Other investments	41,449	39,996
1.02.02.02	Property, plant and equipment	5,720,929	5,508,433
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	2,488,167	396,846

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	Total liabilities	34,694,311	34,509,604
2.01	Current liabilities	6,233,149	5,596,746
2.01.01	Loans and financings	1,969,562	1,744,911
2.01.02	Debentures	61,051	63,903
2.01.03	Trade accounts payable	1,187,575	1,067,708
2.01.04	Taxes, charges and contributions	1,373,477	1,168,049
2.01.04.01	Income and social contribution taxes	367,937	146,025
2.01.04.02	Other taxes and contributions payable	1,005,540	1,022,024
2.01.05	Dividends payable	135,113	57,992
2.01.05.01	Dividends payable	45,993	29,242
2.01.05.02	Provision for interest attributed to shareholders’ equity	89,120	28,750
2.01.06	Provisions	102,945	73,265
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,403,426	1,420,918
2.01.08.01	Payroll, profit sharing and related charges	382,791	377,562
2.01.08.02	Unrealized loss on derivatives	431,782	404,780
2.01.08.03	Marketing accounts payable	191,103	173,790
2.01.08.04	Other liabilities	397,750	463,693
2.01.08.05	Oper. result forward “commodities” deferred	0	1,093
2.02	Non-current liabilities	10,476,995	9,977,009
2.02.01	Long-term liabilities	10,326,868	9,827,063
2.02.01.01	Loans and financings	6,103,389	6,091,671
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	956,409	665,583
2.02.01.03.01	For contingencies	956,409	665,583
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	1,201,990	1,004,729
2.02.01.06.01	Deferral of taxes on sales	578,283	416,585
2.02.01.06.02	Provision for medical assistance benefits/Other	280,297	293,308
2.02.01.06.03	Deferred income and social contribution taxes	135,094	115,503
2.02.01.06.04	Deferred net income of debt swap operations	118,152	87,408
2.02.01.06.05	Other liabilities	90,164	91,925
2.02.02	Future taxable income	150,127	149,946
2.03	Non-controlling shareholders’ interest	172,186	222,843
2.04	Shareholders' equity	17,811,981	18,713,006
2.04.01	Paid-in capital stock	6,105,207	5,716,087
2.04.02	Capital reserve	9,681,922	11,154,065
2.04.02.01	Goodwill in the subscription of shares	9,263,679	12,310,042
2.04.02.02	Tax incentives	610,781	594,392
2.04.02.03	Treasury shares	(192,538)	(1,750,369)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Profit reserves	985,274	1,196,220
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	776,442	987,388
2.04.04.02.01	For investments	776,442	987,388
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings / accumulated losses	1,039,559	645,860
2.04.06	Advances for future capital increase	19	774

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	Gross sales and/or services	8,256,361	16,871,536	7,337,800	14,800,579
3.02	Gross sales deductions	(3,731,308)	(7,691,481)	(3,300,661)	(6,793,717)
3.03	Net sales and/or services	4,525,053	9,180,055	4,037,139	8,006,862
3.04	Cost of sales and/or services	(1,561,334)	(3,113,299)	(1,348,193)	(2,673,190)
3.05	Gross profit	2,963,719	6,066,756	2,688,946	5,333,672
3.06	Operating expenses/income	(2,181,280)	(4,235,687)	(1,815,940)	(3,545,770)
3.06.01	Selling	(1,025,919)	(2,015,758)	(1,006,174)	(1,858,936)
3.06.02	General and administrative	(374,695)	(773,581)	(331,377)	(687,256)
3.06.02.01	Administrative expenses	(193,522)	(386,690)	(182,604)	(376,215)
3.06.02.02	Management fees	(9,155)	(209)	(5,274)	11,969
3.06.02.03	Depreciation and amortization	(208,449)	(396,008)	(190,645)	(383,907)
3.06.02.04	Provision for contingencies	36,431	9,326	47,146	60,897
3.06.03	Financial	(337,216)	(633,417)	(235,357)	(510,753)
3.06.03.01	Financial income	23,655	52,726	52,024	72,777
3.06.03.02	Financial expenses	(360,871)	(686,143)	(287,381)	(583,530)
3.06.04	Other operating income	81,532	138,705	91,959	140,966
3.06.05	Other operating expenses	(525,348)	(952,115)	(335,277)	(630,319)
3.06.06	Equity in earnings (losses) from investees	366	479	286	528
3.07	Operating income	782,439	1,831,069	873,006	1,787,902
3.08	Non-operating income	6,725	14,358	(21,285)	(16,529)
3.08.01	Income	11,498	21,368	4,489	24,088

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.08.02	Expenses	(4,773)	(7,010)	(25,774)	(40,617)
3.09	Income before taxes/profit sharing	789,164	1,845,427	851,721	1,771,373
3.10	Provision for income and social contribution taxes	(204,504)	(404,264)	(154,261)	(322,770)
3.11	Deferred income tax	(90,295)	(313,516)	(177,403)	(268,267)
3.12	Statutory profit sharing/contributions	(47,530)	(26,501)	(54,691)	(69,293)
3.12.01	Profit sharing	(47,530)	(26,501)	(54,691)	(69,293)
3.12.01.01	Employees	(46,154)	(25,927)	(47,107)	(78,280)
3.12.01.02	Management	(1,376)	(574)	(7,584)	8,987
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	1,872	(6,578)	17,904	28,126
3.15	Net income for the period	448,707	1,094,568	483,270	1,139,169
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	62,299,788	62,299,788	64,986,830	64,986,830
	EARNINGS PER SHARE (Reais)	0.00720	0.01757	0.00744	0.01753
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	99.77	0.99
COMMERCIAL, INDUSTRIAL AND OTHER		765,961	765,961

02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.22
COMMERCIAL, INDUSTRIAL AND OTHER		480	480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRIAL AND OTHER		31,595	31,595

04	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.34
COMMERCIAL, INDUSTRIAL AND OTHER		77,084	77,084

05	ANEP ANTARTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.46
COMMERCIAL, INDUSTRIAL AND OTHER		669,019	669,019

06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.97	1.45
COMMERCIAL, INDUSTRIAL AND OTHER		345	345

07	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.50
COMMERCIAL, INDUSTRIAL AND OTHER		91	91

08	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.69	2.91
COMMERCIAL, INDUSTRIAL AND OTHER		602,468	602,468

09	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		12,155	12,155

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	2.78
COMMERCIAL, INDUSTRIAL AND OTHER		1	1

11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	99.99	70.63
COMMERCIAL, INDUSTRIAL AND OTHER		1,000,017	1,000,017

12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.68
COMMERCIAL, INDUSTRIAL AND OTHER		1,439,147	1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	11.11
COMMERCIAL, INDUSTRIAL AND OTHER		278	278

14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.09	1.55
COMMERCIAL, INDUSTRIAL AND OTHER		13,641	13,641

15	CERVEJARIA MIRANDA CORREA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.19
COMMERCIAL, INDUSTRIAL AND OTHER		72	72

16	GOLDENSAND COM. SERV. SOC UNIPESSOAL LDA	. . / -	PRIVATE SUBSIDIARY	100.00	-1.98
0

17	FAZENDA DO POÇO S/S-AGRÍCOLA E FLOREST.	04.768.362/0001-88	PRIVATE SUBSIDIARY	91.41	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		967	967

18	QUILMES INDUSTRIAL S.A	. . / -	PRIVATE SUBSIDIARY	34.53	2.59
COMMERCIAL, INDUSTRIAL AND OTHER		373,520	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 101,75% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10.000,00
14- AMOUNT ISSUED (Thousands of Reais)	817,050
15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705
16 - OUTSTANDING SECURITIES (UNIT)	81,705
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102,50% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10.000,00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	0
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended on June 30, 2007 and 2006

In thousands of Reais
	06.30.07	06.30.06
Operating activities
Net income for the quarter	448,707	483,270
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	321,287	282,049
Amortized goodwill, net of realized negative goodwill	395,294	295,339
Tax, labor and other contingencies	(36,432)	(47,146)
Negative goodwill on the settlement of tax incentives	(13,556)	(23,622)
Financial charges on tax and fiscal contingencies	48,199	17,008
Provision (reversal) for losses in inventories and permanent assets	(3,480)	9,659
Provision for restructuring	3,978	14,449
Financial charges and variations on the stock ownership plan	(1,268)	(2,143)
Financial charges and variations on taxes and contributions	(2,734)	(1,833)
Loss in the disposal / write-off of permanent assets	16,162	27,486
Exchange rate variation and charges on financings	242,081	130,814
Exchange variation and unrealized gains on financial assets	(13,782)	38,861
Decrease in deferred income and social contribution taxes	90,295	177,403
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	121,099	25,008
Minority interest	(1,872)	(17,904)
Equity in the results of subsidiaries	(366)	(286)
Recovery of extemporary credits	(10,087)	(22,981)
Interest gain (loss) in subsidiaries	(3,182)	(1,216)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Decrease (increase) in assets
Trade accounts receivable	(63,484)	(233,112)
Taxes recoverable	79,275	34,021
Inventories	16,834	17,096
Judicial deposits	(14,681)	(8,344)
Prepaid expenses	41,154	69,041
Other	(37,422)	7,402

Increase (decrease) in liabilities
Suppliers	141,658	(87,986)
Salaries, profit sharing and social charges	1,163	(59,855)
Income tax, social contribution and other taxes	143,357	(17,464)
Contingencies paid	(38,623)	(17,844)
Other	119,132	(39,867)

Cash generated by operating activities	1,988,706	1,047,303
Investment activities
Marketable securities, maturity over 90 days	(180,223)	(13,253)
Collateral securities and deposits	-	(124)
Acquisition of investments, net of acquired cash	(39,507)	(1,528)
Initial balance - Consolidation of new company	3,472	-
Disposal of property, plant and equipment and investments	25,616	8,509
Capital increase in subsidiary	(12,723)	-
Acquisition of property, plant and equipment	(404,254)	(300,068)
Expenditures on deferred charges	(876)	(3,348)

Cash used in investing activities	(608,495)	(309,812)

Financing activities
Financings
Issuance	2,230,873	1,987,407
Repayments	(2,481,788)	(2,035,354)
Changes in the capital of minority shareholders	(3,405)	(553)
Capital increase	133,810	4,615
Advances to employees for purchase of shares - Plan	55,112	21,546
Share buyback	(1,373,551)	(51,801)
Payment of dividends and interest attributed to shareholders’ equity	(213,375)	(455,196)

Cash used in financing activities	(1,652,324)	(529,336)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Exchange rate gains or losses on cash	(37,487)	(300)

Increase in cash and cash equivalents	(309,600)	207,855

Opening balance of cash and cash equivalents	1,689,521	893,361
Closing balance of cash and cash equivalents	1,379,921	1,101,216

Increase in cash and cash equivalents	(309,600)	207,855

Additional information on cash flow
Payment of interest on loans	170,954	112,346
Payment of income and social contribution taxes on net profits	47,749	160,402

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

Report of Independent Auditors on Special Review

To
the Management and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have performed a special review of the Quarterly Information (ITR) of Companhia de Bebidas das Américas - AmBev and of this Company and its subsidiaries (consolidated information) related to the quarter ended June 30, 2007, including the balance sheets, the statements of income, the performance report and relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), which mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operating areas as to the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information mentioned above for these to be in accordance with the accounting practices adopted in Brazil and consistent with the rules established by the Brazilian Securities Commission - CVM specifically applicable to the preparation of the compulsory Quarterly Information.

4.
Our special review was conducted with the purpose of issuing a report on the special review of the Quarterly Information mentioned in the first paragraph. The statement of cash flows related to the quarter ended June 30, 2007 represents additional information to the Quarterly Information, which is not required under the accounting practices adopted in Brazil, and is presented in order to allow an additional analysis. This supplementary information was submitted to the same review procedures applied to the Quarterly Information, and we are not aware of any material modifications that should be made for it to be presented in accordance with the accounting practices adopted in Brazil.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

5.
The information related to the quarter and semester ended June 30, 2006 and financial statements for the year ended on December 31, 2006 were respectively reviewed and audited by other independent auditors, whose reports were issued with unqualified opinions, dated on August 8, 2006 and February 26, 2007, respectively.

July 31, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law June 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	45
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	47
07	01	CONSOLIDATED STATEMENT OF INCOME	49
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	51
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	53
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	55
17	01	SPECIAL REVIEW REPORT	58
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP - ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A
		BEVERAGE ASSOCIATE HOLDINGS LTD. - BAH	/60

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Chief Financial Officer and Investor Relations